July 19, 2011

RE: Get cash now from your Wells VAF I investment.

Dear Investor,

Good news!  Now you can sell your Wells Mid-Horizon Value-Added Fund I, LLC (“Wells VAF I”) investment and regain control of your money.  Right now, MPF will pay you $150 per share of investor member interest (a “Unit”). Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Wells VAF I to decide if or when you get your money back. But this offer expires on September 9, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Wells VAF I may continue until December 31, 2020. Wells VAF I has stated “we do acknowledge that the current economic conditions and their impact on office market conditions may require that we hold individual assets longer than originally projected....”  The projected timetable for selling the assets was 2009-2013.  Given that 2011 is half over, the Partnership may not meet this timetable. Sell today and ensure you get your money out from this security.

•
Wells VAF I has not paid any distributions since 2007! The Partnership has stated that “Consistent with the restrictive covenants of the Bank of America Loan, and in order to make additional cash resources available to fund future capital expenditures and re-leasing costs for our properties, we continued to withhold distributions to our investor members in 2010.” This is despite the sale of one of Wells VAF I’s buildings in 2010!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary limited liability company unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your IRA so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Wells VAF I confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires September 9, 2011. So don’t delay. Fill out and mail in the Wells VAF I Assignment Form today so we can rush you a check.